Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2010	2009	**	2008	**	2007	**	2006	**
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$19,696	9,507		(2,902)		22,871		28,147
Distributions less than equity in earnings of affiliates	(1,073)	(1,254)		5,127		(1,400)		(738)
Fixed charges, excluding capitalized interest*	1,573	1,700		1,288		1,680		1,410

	$20,196	9,953		3,513		23,151		28,819

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$1,187	1,289		935		1,253		1,087
Capitalized interest	471	487		568		565		458
Interest portion of rental expense	185	205		207		171		232
Interest expense relating to guaranteed debt of affiliates	-	-		3		19		-

	$1,843	1,981		1,713		2,008		1,777

Ratio of Earnings to Fixed Charges	11.0	5.0		2.1		11.5		16.2

*	Includes amortization of capitalized interest totaling approximately $201 million in 2010, $206 million in 2009, $143 million in 2008, $237 million in 2007 and $92 million in 2006.
**	Recast to reflect a change in accounting principle. See Note 2—Changes in Accounting Principles in the company’s Annual Report on Form 10-K for the period ended December 31, 2010, for more information.